SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                       Provident Financial Services, Inc.
                       ----------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   74386T 10 5
                                 --------------
                                 (CUSIP Number)

                                December 31, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:


[X]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP NO. 74386T 10 5                                          Page 2 of 5 Pages


======== =======================================================================
1        Names of Reporting Persons

              The Provident Bank
              Employee Stock Ownership Plan Trust
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (see instructions)

         (a)
             ---------------
         (b)        X
             ---------------
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Citizenship or Place of Organization

              New Jersey
------------------------- ----- ------------------------------------------------
    Number of Shares      5     Sole Voting Power
 Beneficially Owned by
 Each Reporting Person                3,607,811
         With:
------------------------- ----- ------------------------------------------------
                          6     Shared Voting Power

                                      1,039,997
------------------------- ----- ------------------------------------------------
                          7     Sole Dispositive Power

                                      4,647,808
------------------------- ----- ------------------------------------------------
                          8     Shared Dispositive Power

                                      0
-------- -----------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

              4,647,808
-------- -----------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (see instructions)
-------- -----------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row 9

         7.76% of 59,821,850 shares of Common Stock outstanding as of December 31, 2009.
-------- -----------------------------------------------------------------------
12       Type of Reporting Person (see instructions)

              EP
======== =======================================================================

CUSIP NO. 74386T 10 5                                          Page 3 of 5 Pages


Item 1
          (a)  Name of Issuer

               Provident Financial Services, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               830 Bergen Avenue
               Jersey City, New Jersey 07306-4599

Item 2
          (a)  Name of Person Filing

               The Provident Bank
               Employee Stock Ownership Plan Trust
               Trustee: GreatBanc Trust Company

          (b)  Address of Principal Business Office

               801 Warrenville Road
               Suite 500
               Lisle, Illinois 60532

          (c)  Citizenship or Place of Organization

               New Jersey

          (d)  Title of Class of Securities

               Common Stock, par value $.01 per share

          (e)  CUSIP Number

               74386T 10 5

Item 3.   If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b, or (c), check whether the person filing is a:

               (f) [X] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 4,647,808.
          (b)  Percent of class: 7.76%.

CUSIP NO. 74386T 10 5                                          Page 4 of 5 Pages


          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 3,607,811.
               (ii)  Shared power to vote or to direct the vote: 1,039,997.
               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     4,647,808.
               (iv)  Shared power to dispose or to direct the  disposition  of :
                     0.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

               The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.   Notice of  Dissolution of Group

          Not applicable

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74386T 10 5                                          Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 5, 2010                 THE PROVIDENT BANK
                                       EMPLOYEE STOCK
                                       OWNERSHIP PLAN TRUST

                                       By: GreatBanc Trust Company, as Trustee


                                       /s/ John S. Marino
                                       ----------------------------------------
                                       Name:  John S. Marino
                                       Title: Vice President